FOIA CONFIDENTIAL TREATMENT REQUEST	430 North McCarthy Boulevard
Confidential Treatment Requested by JDS Uniphase Corporation	Milpitas, CA 95035 USA
Tel 408.546-5000
Fax 408 546-4300
www.jdsu.com

July 25, 2007

Mr. Jay Webb

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C. 20549

Re: Telephone Conference Call on June 11, 2007

Dear Mr. Webb:

This letter responds to the questions raised by the staff of the Division of Corporation Finance (the”Staff”) during the above referenced call. JDS Uniphase (the “Company”)’s responses are intended to provide the Staff with additional information and analysis to supplement its previous responses to the Staff’s comments in the Company’s letters dated February 27, 2007 and May 4, 2007. To assist the Staff in its review, the Company has set forth a summary of the Staff’s request for information prior to the Company’s response to such request. We have attached responses to the questions to this letter. With this letter, we acknowledge that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2. The Commission comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you have any further questions, comments, or concerns.

Sincerely,

/s/ Dave Vellequette
Dave Vellequette
Executive Vice President and Chief Financial Officer

Attachments:

1. Responses to questions raised by the staff during the telephone conference call on June 11, 2007

2. SAB 99 memo for the period ended March 31, 2007

JULY07SECRES - 1

Confidential Treatment Requested by JDS Uniphase Corporation

Re:	JDS Uniphase Corporation

Responses to questions raised by the staff during the telephone conference call on June 11, 2007

Dear Mr. Webb:

This letter provides the responses of JDS Uniphase Corporation (the “Company”) to the questions raised by the staff of the Division of Corporation Finance (the “Staff”) during a telephone conference call on June 11, 2007. The Company’s responses are intended to provide the Staff with additional information and analysis to supplement its previous responses to the Staff’s comments in the Company’s letters dated February 27, 2007 and May 4, 2007. To assist the Staff in its review, the Company has set forth a summary of the Staff’s request for information prior to the Company’s response to such request.

SEC Request #1:

For Q3 06, Q1 06, Q4 05, Q2 05, and Q1 05 prepare an analysis showing the effect of the Originating Errors. In addition, provide the same information for any other quarter where the percentage impact of Originating Errors is greater than 8%. Explain to us why the impact of Originating Errors as a percentage of Net Income (Loss) as Adjusted is not material.

Response:

The Originating Errors analysis you requested is presented below for Q3 06, Q1 06, Q4 05, Q2 05, and Q1 05. In this analysis:

•	The term “Net Income (Loss) as Reported” is defined as net income (loss) as reported in the Company’s form 10-Q for the respective quarter.

•	The term “Out of Period Adjustments” is defined as an adjustment identified and recorded in the respective quarter but related to prior quarters. (a)

•	The term “Originating Errors” is defined as an error in a specific quarter that was identified and recorded in a subsequent quarter. (b)

•	The term “Total Adjustments” is defined as the sum of the Out of Period Adjustments and the Originating Errors. (a) + (b) = (c).

•	The term “Net Income (Loss) as Adjusted” is defined as the Net Income (Loss) as Reported for the respective quarter adjusted for the that quarter’s Total Adjustments, as defined above. (d)

		in $ million(1)
Quarter Ended		Net Income (Loss) As Reported	Out of Period Adjustments Recorded (a)	Originating Errors (b)	Total Adjustments (c)=(a)+(b)	Net Income (Loss) As Adjusted (d)	Originating Errors As % Of Adjusted Net Income (Loss) (e)=(b)/(d)
March-06	Q3 06	3.7	1.1	*	*	*	*
September-05	Q1 06	(67.0)	7.7	*	*	*	*
June-05	Q4 05	(145.7)	18.6	*	*	*	*
December-04	Q2 05	(41.0)	(1.2)	*	*	*	*
September-04	Q1 05	(36.0)	3.3	*	*	*	*

(1)	Certain numbers may not tie back to the Appendices of SAB99 Memos which were previously provided due to rounding.)

*	Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

JULY07SECRES - 2

Confidential Treatment Requested by JDS Uniphase Corporation

•

Q3 06: The Originating Errors as a percentage of the Net Income (Loss) as Adjusted are * %. The percentage this quarter is high due to small net income as compared to the other quarters in the table. This quarter includes a $37.7 million gain on the sale of investments. Adjusting for this gain the Originating Errors as a percentage of the revised adjusted net loss is * %. In addition, we believe the percentage based on Q3 06 net income is not meaningful as the results in this quarter were significantly different than both the previous quarters and the nine months results. The cumulative impact of Originating Errors on the nine month period included in our 10-Q for the fiscal period ended March 2006 was * of the reported net loss.

•	Q1 06: The Originating Errors as a percentage of Net Income (Loss) as Adjusted are * % which we deemed not to be material.

•	Q4 05: The Originating Errors as a percentage of Net Income (Loss) as Adjusted are * % which we deemed not to be material.

•

Q2 05: The Originating Errors as a percentage Net Income (Loss) as Adjusted are * %. As discussed in our original letter dated February 27, 2007 we discovered in Q4 of fiscal year 2005 certain errors primarily related to the write off of currency translation adjustments for foreign entities substantially liquidated in prior periods that originated primarily in Q1 and Q2 of fiscal year 2005. The errors were corrected in the Q4 numbers and disclosed in Form 10-K for fiscal 2005. As such the annual financials for 2005 do not contain these Originating Errors. We assessed the impact of the errors identified in Q4 on the original quarters (Q1 and Q2) and concluded the appropriate correction was to record the adjustments in Q4 and disclose the impact on the quarters in Form 10-K for fiscal year 2005. The fiscal 2005 quarters will no longer be presented in our Form 10-K for fiscal year 2007 and we believe the impact of the fiscal 2005 quarters has limited relevance for our current financial trends due to the significance of the Acterna acquisition in Q1 06. The cumulative impact of all Originating Errors on the fiscal year 2005 was * of the reported net loss. As stated above, this impact was not material to the fiscal year 2005.

•	Q1 05: The Originating Errors as a percentage of Net Income (Loss) as Adjusted are * %. Our comments for this quarter are the same as for those in Q2 05 comments above.

SEC Request #2:

How do the actual reported results for fiscal years 2007, 2006, and 2005 compare to analysts expectations on a quarterly basis?

Response:

Currently, there are fourteen financial analysts who follow JDSU’s financial results and publish reports. We use Reuters Services to receive these analyst reports which are summarized as follows:

•

For the first three quarters of the fiscal year 2007, five analysts provided GAAP Net Income (Loss) expectations while six analysts provided GAAP Earnings Per Share (“EPS”) expectations for limited quarters only.

•	For the fiscal year 2006, five analysts provided GAAP Net Income (Loss) expectations while seven analysts provided GAAP EPS expectations for limited quarters only.

*	Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

JULY07SECRES - 3

Confidential Treatment Requested by JDS Uniphase Corporation

•	For all quarters in the fiscal year 2005, no GAAP Net Income (Loss) expectations were provided by the analysts. However, four analysts provided GAAP EPS expectation for certain quarters.

•

All fourteen analysts provided Non-GAAP Net Income (Loss) and EPS expectations for the first three quarters of 2007 and all quarters of fiscal years 2006 and 2005. However, the calculation of Non-GAAP Net Income (Loss) and EPS were not consistent among the analysts. Some analysts excluded stock-based compensation and intangible asset amortization expense, some analysts excluded those same items and also excluded restructuring and acquisition expenses, and some analysts did not disclose how they calculated the Non-GAAP measures.

To summarize, all analyst reports primarily focused on Non-GAAP measures. However, Non-GAAP measure calculation methodologies were neither consistent among the analysts nor disclosed in their respective reports. GAAP measures are rarely provided in these reports and if provided, they were not discussed in the commentary section of the analyst reports and were not consistently provided in all quarters of each fiscal year.

The table below compares the Reuters Consensus Median of the Non-GAAP EPS expectations among the analysts compared to the Company’s reported numbers. Beginning in Q3 05 we provided only quarterly estimated revenue guidance to the analysts and the investment community. In Q1 and Q2 of fiscal year 2005 we provided Non-GAAP EPS guidance.

	Quarter Ended
	March 2007	December 2006	September 2006	June 2006	March 2006	December 2005	September 2005	June 2005	March 2005	December 2004	September 2004
	Q3 07	Q2 07	Q1 07	Q4 06	Q3 06	Q2 06	Q1 06	Q4 05	Q3 05	Q2 05	Q1 05
Non-GAAP Earnings Per Share Guidance	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(0.16)	(0.08)
Non-GAAP Earnings Per Share Consensus	0.09	0.10	0.00	0.00	0.00	0.00	(0.08)	(0.16)	(0.16)	(0.16)	(0.08)
Non-GAAP Earnings Per Share Reported	0.06	0.13	0.03	(0.01)	(0.01)	(0.02)	(0.08)	(0.11)	(0.13)	(0.16)	(0.08)

(All the numbers in the table above have been adjusted for impact of the 1-for-8 reverse stock split effected on October 16, 2006.)

The Company’s Non-GAAP EPS reported for Q1 and Q2 of fiscal year 2005 were the same as the Reuters Consensus Median Non-GAAP EPS due to the fact that we provided Non-GAAP EPS guidance prior to the actual earning releases to the analysts for those quarters.

Beginning in Q3 05, we stopped providing Non-GAAP EPS guidance. Beginning in Q3 05, the Reuters Consensus Median Non-GAAP EPS numbers are different from the Company’s reported Non-GAAP EPS.

SEC Request #3

How did JDSU management present the Optical Communications (“OpComm”) segment financial information to the analysts in the past? Why does JDSU management believe that the Out of Period Adjustments relating to the OpComm segment are not material to this segment’s financial results in the eyes of analysts and investors?

*	Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

JULY07SECRES - 4

Confidential Treatment Requested by JDS Uniphase Corporation

Response:

Prior to the acquisition of Acterna Inc. (“Acterna”) in August 2005 and the resulting formation of our Communication Test and Measurement (“CommTest”) segment, OpComm was our core business. It subsequently became the second largest segment out of our four segments, in terms of revenues.

We have communicated OpComm segment performance to the analysts and investment community through our earnings announcements, conference calls and other press releases. In these communications, we discussed various actual financial and operating measures, and highlighted certain improvement plans and achievements throughout the periods. However, we did not provide either OpComm’s segment net revenues or operating income guidance to the analysts.

As discussed in our Response Letter to the SEC dated May 4, 2007, all three of the Out of Period Adjustments recorded in Q1 07 related to our OpComm segment. Since the OpComm segment had a low level of operating income that quarter, the percentage impact of the adjustments was large, although the impact in absolute dollars was not significant. The impact was * of consolidated operating loss for the quarter. These Out of Period Adjustments are not material to either the OpComm segment or the consolidated financial statements and financial ratios from the perspective of an investor or analyst.

SEC Request #4:

What are the projected consolidated financial results for fiscal year 2009? Can JDSU management present this projection to the SEC to support * concept in fiscal year 2007?

Response:

Based on current estimates with regard to fiscal year 2008, the preliminary * without the results of the announced Picolight acquisition and any other potential acquisitions. *

Despite our optimism surrounding our long-term financial trend, we do not have a fiscal year 2009 forecast approved by our Board for the following reasons:

•

We are operating in the volatile communications industry. Currently, while increasing demand for communication products and services is apparent, growth is limited by several factors including consolidation trends among communication service providers and network equipment manufacturers, which could cause temporary or permanent delays in overall industry growth.

•

As part of our strategy, we are committed to the ongoing evaluation of strategic opportunities and where appropriate, the acquisition of additional products, technologies and businesses that are complementary to, or broaden the markets for our products. The acquisition and subsequent integration process is lengthy in nature and its outcome can be uncertain and difficult to estimate. Although we are aiming towards profitability, the financial results of the acquired targets may materially change the results of the consolidated entity. *.

•

We continue to evaluate and consolidate the manufacturing of our products based on core competencies, cost efficiency, and alternative manufacturers, where appropriate. These restructuring activities will benefit the Company in the long-run. However, the restructuring charges can be substantial and difficult to estimate.

*	Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

JULY07SECRES - 5

Confidential Treatment Requested by JDS Uniphase Corporation

SEC Request #5:

Did JDSU record Out of Period Adjustments in Q3 07? If yes, please provide the SAB 99 memo for Q3 07.

Response:

In Q3 07 we recorded two Out of Period Adjustments with a total impact on quarterly reported net income of $1 million or 7%. Considering qualitative and quantitative factors, we concluded that these Out of Period Adjustments were not material to the quarter. See the attached Q3 07 SAB 99 memo for further details.

SEC Request #6:

Why did * (stated in our SEC response letter dated May 04, 07)? What are the main items driving this change?

Response:

As of Q1 07, *. We regularly review our estimates and compare budget against actual results. Subsequently, we noted that OpComm’s revenues and gross margins were *. This segment was impacted by supply chain and inventory rationalization strategies by certain customers. Approximately 80% of our OpComm’s revenue derives from the top 20 customers in any given quarter. During the second quarter of fiscal year 2007, five of these customers were involved in consolidation activities, and an additional three customers were working with us to address their lean manufacturing or inventory management initiatives. This led to the adjustment of *.

Currently, the * as discussed above. However, as we are in the process of finalizing the financial results for the fiscal year 2007, the actual results are subject to change.

*	Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

JULY07SECRES - 6

Memo

To:	Corporate Files, PricewaterhouseCoopers Audit Team

From:	Don Frederick/Paul Kosturos

Date:	May 07, 2007

Re:	Aggregation of 2007 Prior Period Adjustments (SAB 99 Analysis)—Analysis Regarding Materiality

Issue:

Does the recognition of prior period errors in the financial statements of JDSU, taken as a whole, considering judicial precedent, current accounting literature and SEC guidance materially misstate the 2007 financial statements and prior effected periods?

Conclusion:

Based on our current view that the company’s materiality threshold has not changed significantly from prior years we have concluded that the prior period adjustments do not materially effect the financial statement presentation for 2007 and prior effected periods as a whole.

Discussion:

The out of period adjustments recorded in Q3 FY07 relating to the statement of operations had a net negative impact to net income of $1.0 million, of which $0.9 million relates to prior fiscal years. The impact on prior period’s statement of operations, the quarters and year to date results is computed in the accompanying schedule at Attachment A. The following describes the out of period adjustments recorded during Q3 FY07:

-	Inventory adjustments were not recorded on a timely basis resulting in an understatement of cost of sales of $0.6 million during FY06 and Q1 FY07.

-	Incorrect valuations placed on the Santa Rosa land and building resulted in an understatement of the recorded loss of $0.4 million in Q2 FY06.

JULY07SECRES - 7

Quantitative Materiality Analysis

Impact of adjustments on Q3 FY07 statement of operations.

	Cost of Sales		Gross Profit		Operating Expenses		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$	%
Balance prior to out of period adjustments	236.1		125.6		149.0		(13.2)		(0.062)

Out of Period Adjustments:
Adjustment #1*	0.6	0.25%	(0.6)	-0.48%	0.0	0.00%	(0.6)	4.23%	(0.003)	4.23%
Adjustment #2*	0.0	0.00%	0.0	0.00%	0.4	0.27%	(0.4)	2.82%	(0.002)	2.82%

Total	0.6	0.25%	(0.6)	-0.48%	0.4	0.27%	(1.0)	7.04%	(0.005)	7.04%

Balance as reported	236.7		125.0		149.4		(14.2)		(0.067)

During Q3 FY07 we recorded 2 out of period adjustments. The out of period adjustments were evaluated from both quantitative and qualitative perspectives. From the quantitative perspective, the impact of the out of period adjustments, individually and combined, were evaluated with regard to the following: (a) individual affected line items in the financial statements (cost of sales, gross profit, operating expenses), (b) net loss, and (c) earnings per share (“EPS”) for the quarter ended Q3 FY07.

The impact of the combined out of period adjustments increased cost of sales by $0.6 million or 0.25%, decreased gross profit by $0.6 million or 0.48%, and increased operating expense by $0.4 million or 0.27%. In absolute dollar amounts, the largest impact of an individual out of period adjustment to an individual financial statement line item was $0.6 million, which is not material. Similarly, the impact of the out of period adjustments in percentage terms to individual financial statement line item, ranged from 0.25% to 0.48%, and is not quantitatively material. Accordingly, we concluded that, based on a quantitative analysis, the impact of these out of period adjustments was not material, individually and combined, for the quarter ended Q3 FY07.

With regard to the net loss, the impact of the individual adjustments ranged from $0.4 million to $0.6 million or 2.82% to 4.23% of net loss. On a combined basis, the impact was $1.0 million or 7.04% of net loss.

With regard to Earnings per Share (“EPS”), the impact of the individual adjustments ranged from $0.002 to $0.003 and on a combined basis, the impact on EPS was $0.005.

Although the net loss and EPS represented by the out of period adjustments are high in quantitative terms determined by absolute dollar amounts or percentage measurement, we believe that a materiality assessment based solely upon the quantitative measure is not appropriate. When qualitative factors as set forth in SAB No. 99 were considered, management concluded that the impact of these out of period adjustments was not material. See section on “Qualitative Materiality Analysis” below.

Other

We also considered materiality of prior period adjustments recorded in Q3 FY07 based on the Company’s *. From a quantitative perspective we concluded that the impact of prior period adjustments individually and combined, is not material, for the quarter ended Q3 FY07. Also when qualitative factors as set forth in SAB No. 99 were considered, management concluded that the impact of these out of period adjustments was not material. See section on “Qualitative Materiality Analysis” below:

*	Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

JULY07SECRES - 8

JDSU

Q3 SAB 99 Analysis

Q3 FY07 Impact based on full year projection ("AOP") statement of operations

	Cost of Sales		Gross Profit		Operating Expenses		Other Inc. / (Exp.)		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$	%
Balance prior to out of period adjustments	*		*		*		*		*		*

Out of Period Adjustments:
Adjustment #1*	0.6	*	(0.6)	*	0.0	*	0.0	*	(0.6)	*	(0.0)	*
Adjustment #2*	0.0	*	0.0	*	0.4	*	0.0	*	(0.4)	*	(0.0)	*

Total	0.6	*	(0.6)	*	0.4	*	0.0	*	(1.0)	*	(0.0)	*

We also analyzed the impact to the non-GAAP reported financials. The Company considers the non-GAAP reported financials in the determination of materiality based upon the information the investment community reports and based on and investor discussions with management in assessing JDSU performance. Accordingly, we concluded that the impact of these out of period adjustments on non-GAAP reported financials was not material, individually and combined, for the quarter ended Q3 FY07.

Although we have not yet adopted SAB 108, we considered the provisions of SAB 108 in our quarterly assessment of the materiality of out of period assessments. We have evaluated the out of period adjustments identified, individually or combined, as not being material to the immediately preceding annual financial statements, and also to the expected annual results of operations for the current year.

We understand that the cumulative effect adjustment method of initially applying the guidance of SAB 108 is only available if: 1.) The cumulative effect of the unadjusted errors as of the date of adoption would have been material to the annual financial statements for the year immediately preceding the date of adoption. 2.) The effect of correcting the out of period adjustments during the year of adoption would cause those financial statements to be materially misstated. We also understand the use of the cumulative effect method of initially applying the provisions of SAB 108 is not permitted if the amount of the adjustment is not material.

In considering the provisions of SFAS 154 we concluded that the out of period adjustments were not material and that restatement of prior periods’ financial statements is not necessary.

Qualitative Materiality Analysis

Set forth below is a review of each of the qualitative factors set forth in SAB No. 99:

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. While certain Q3 FY07 adjustments are not based on estimates but in fact precise accounting practice these adjustments are not material to the consolidated financial statements.

•

Whether the misstatement masks a change in earnings or other trends. The out of period adjustments did not change the trend of cost of sales, gross profit, and operating expenses for Q3 FY07. In addition, the out of period adjustments did not change net loss and EPS for the quarter ended Q3 2007 from a loss into an income position.

As a result of previous restructuring efforts, the impact of our acquisition of Acterna and the completion or wind down of certain “initiatives” incurred to recast our operations, the results of operations for Q3 FY07 improved compared to prior quarters to a level that was close to break-even. Based on the Company’s FY 07 annual operating plan, * without the results of the announced Picolight acquisition and any other potential acquisitions.

*	Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

JULY07SECRES - 9

We do not expect to take *. We consider the fiscal year ending June 30, 2007 to be our *. The Company has not historically operated at thin gross margins. Accordingly, when the percentages of net loss and EPS represented by the out of period adjustments are considered in the context of our *, and in light of the fact that we were *, we do not believe that such percentages would be material.

Because the results of operations for Q3 FY07 were a significant improvement from historical trended results, we do not believe that the out of period adjustments are material. Historically, the Company had gross margins ranging from 16% to 28% for fiscal years 2004 through 2006. In addition, the Company incurred significant losses in most quarters of the previous 3 fiscal years and significant annual losses for those fiscal years as presented in the following table.

	Net Income (Loss) in $ million Fiscal Year
	2006	2005	2004
Q1	(67.0)	(36.0)	(28.1)
Q2	(42.1)	(41.0)	(58.5)
Q3	3.7	(38.6)	(7.3)
Q4	(45.8)	(145.7)	(21.6)

	(151.2)	(261.3)	(115.5)

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. We believe the impact of these out of period adjustments to net loss and EPS are not significant to our investors and analysts and as such, the judgment of a “reasonable person” for reliance on our financial statements would not have changed.

Historically, the Company has had significant net losses. Accordingly, revenue growth and gross profit trends were and are the important measures for investors and analysts in assessing the Company’s performance. On a quarterly basis we provide only revenue guidance to the investment community. All out of period adjustments recorded in the quarter ended Q3 FY07 have no impact on revenue. Therefore, the most significant measure of our operating performance considered by the investment community was not affected by such adjustments.

•

Whether the misstatement changes a loss into income or vice versa. The prior period adjustments recorded in 2007 or the “what-if” impact of analyzing the impact of the expense in the proper had no material impact on whether a loss or income was reported or the trend. In addition, the out of period adjustments did not change net loss and EPS for the quarter ended Q3 2007 from a loss into an income position.

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The impact of the segment out of period adjustments, individually and combined, was evaluated with regard to the following: (a) individual segment operating income (loss) and (b) total segment operating income (loss) for the quarter ended Q3 FY07. The impact of the out of period adjustments did not change individual segment operating income (loss) from a loss to income and did not change the total segment operating income (loss) from income to a loss.

The impact of the out of period adjustment on an individual basis is 46.2% for Optical Communications (“OpComm”) and 2.5% for Advanced Optical Technologies (“AOT”), and 30.3% on a combined basis.

*	Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

JULY07SECRES - 10

Q3 FY07 out of period adjustments to segment operating income.

Operating income (loss) in $ millions	Balance Prior to Adjustment	Out of Period Adjustments	Reported Balance	%
Optical Communications	(0.7)	(0.6)	(1.3)	46.2%
Communication Test & Measurement	22.1		22.1
Advanced Optical Technologies	16.2	(0.4)	15.8	2.5%
All Other—Commercial Lasers	0.5		0.5
Corporate	(33.8)		(33.8)

Total segment operating loss	4.3	(1.0)	3.3	30.3%

We have concluded that the percentage adjustment of 2.5% for AOT on an individual basis in not material. The impact of the individual adjustment for OpComms of 46.2% and the combined percentage adjustments of OpComm and AOT to total segment operating income (loss) of 30.3% is material when based solely on percentage measurement. The percentage impact of the individual and combined adjustments to total segment operating income is high because total segment operating income for the quarter ended Q3 FY07 is close to break-even. Accordingly, we believe that a materiality assessment based solely on percentage measurement, is not appropriate. Segment operating income (loss) for 7 consecutive quarters are presented in the table below.

When considering the impact of the adjustment relative to annual historical trends for the fiscal years 2004 through 2006 (see additional discussion on historical trends above), we concluded that the impact to segment operating income (loss) of the out of period adjustments to the periods they relate to was not material. As a result, we believe the segment disclosure for the year ended June 30, 2006, as reported, are not misstated.

	(in $ millions)
operating income (loss):	Q1FY06	Q2FY06	Q3FY06	Q4FY06	Q1FY07	Q2FY07	Q3FY07
Optical Communications	(16.7)	(10.2)	2.2	(1.9)	2.2	(0.1)	(1.3)
Advanced Optical Technologies	9.8	9.4	8.2	8.8	11.0	12.7	15.8

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements. The prior period adjustment has no effect on the company’s compliance with regulatory requirements.

•

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The prior period adjustment does not affect the registrant’s compliance with loan covenants or other contractual requirements.

•

Whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The prior period adjustment has no effect of increasing management’s compensation.

•	Whether the misstatement involves concealment of an unlawful transaction. The prior period adjustment does not involve concealment of an unlawful transaction.

In addition to the qualitative considerations specifically contemplated by SAB 99, we have analyzed materiality using other qualitative considerations.

•

Volatility of Stock Price Due to Certain Disclosures. SAB 99 does not list as a qualitative consideration whether there is demonstrated volatility of a company’s stock price in response to certain types of disclosures or whether the company expects that disclosure of the change in classification would have a significant positive or negative market reaction, but it indicates that such considerations may be relevant. We do not believe that disclosure of the prior period adjustment and its impact, would have a significant response in the marketplace, based on their true economic impact on the company.

•	Pervasiveness. SAB 99 discussed pervasiveness as a factor in analyzing materiality in certain contexts. Adjustments are not pervasive to the financial statements as a whole.

JULY07SECRES - 11

•

Consistency of Application of the Error. Although SAB 99 does not suggest consistent application as a qualitative factor, we considered whether the prior period adjustment impact has been consistent over the prior periods and whether the failure to apply certain accounting principles were used to manipulate any reported results or trends. Based on our review, we do not believe the failure to apply certain accounting principles were used to manipulate any reported results or trends.

Disclosure

The Company has disclosed the amount in the MD&A discussion and in the footnotes of the consolidated financial statements.

Overall Materiality Conclusion

JDSU has applied SAB 99’s analytical framework to analyze whether prior period adjustment on the financial statements would be material according to the standard set forth in Northway and FASB Concepts No. 2. Based on our analysis of both quantitative and qualitative factors, management has concluded that the company’s decision to record the prior period adjustments in 2007 would not: (i) be viewed by the reasonable investor as having significantly altered the “total mix” of information made available (Northway) or (ii) have changed or influenced the reasonable person’s judgment in relying upon the company’s financial statements in the light of surrounding circumstances (FASB Concepts No. 2).

The financial measures and trends considered by management to be the most critical to investors, specifically earnings and cash flow, are not significantly impacted by the Company’s decision to record prior period adjustments in 2007. The Company believes that the recognition would be viewed as immaterial by investors.

Company management and legal counsel to the Company have met with the Audit Committee to thoroughly discuss this memorandum and the impact of the differences noted above. The Audit Committee concurred with the conclusions set forth above that the difference was not material in any prior period and determined that the entire Board of Directors should be briefed on this matter.

Control Environment

The above referenced out-of-period adjustments represent a deficiency in our control environment during the period the entry should have been recorded (See S.A.D. assessment). The remediation efforts established in FY 2006 and continued into FY2007 to address previously documented deficiencies were the primary driver for the detection of the above out of period adjustments. Those remediation efforts include:

-	Hiring a Corporate Controller, two Directors, two Managers and 3 Senior Accountants.

-	The establishment of line item ownership of the financial statements.

-	Establishment of clear calendars and responsibilities regarding the close process.

-

Developed formal processes and meetings with internal departments to facilitate timely communication of issues impacting financial results. Formal meetings included weekly staff meetings, cross-functional meetings and quarterly close meetings. Processes were developed to ensure that identified issues were communicated and addressed.

-

Establishment of formal meetings with internal departments to assist in the identification, proper accounting and communication of non-routine transactions. Controls were implemented to ensure Corporate Accounting was involved in deal structure and contract review of those transactions.

-	Reviewed and updated accounting policies and procedures.

-

Developed new, consistent sets of reports for the financial statement close, in order to reduce the dependence on ad hoc reports that historically resulted in control weaknesses. Internal reporting packages were developed to address both GAAP and non-GAAP disclosure requirements, accelerate the close process and improve the accuracy of financial statements by allowing for greater transparency of information, establish a standardization of defined reporting metrics and ensure consistent communication of financial results throughout the Finance Organization.

-	Updated and improved documentation and formal accounting memos regarding technical accounting issues and non-routine transactions.

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Appendix:

Technical Guidance:

APB 28: Interim Financial Reporting (May 1973)

“29. In determining materiality for the purpose of reporting the cumulative effect of an accounting change 5a or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

CON 2: Qualitative Characteristics of Accounting Information (May 1980)

“Materiality is a pervasive concept that relates to the qualitative characteristics, especially relevance and reliability. Materiality and relevance are both defined in terms of what influences or makes a difference to a decision maker, but the two terms can be distinguished. A decision not to disclose certain information may be made, say, because investors have no need for that kind of information (it is not relevant) or because the amounts involved are too small to make a difference (they are not material). Magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment. The Board’s present position is that no general standards of materiality can be formulated to take into account all the considerations that enter into an experienced human judgment. Quantitative materiality criteria may be given by the Board in specific standards in the future, as in the past, as appropriate.”

FAS 154: Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3 (July 2006)

“h. Error in previously issued financial statements-an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error.”

“j. Restatement-the process of revising previously issued financial statements to reflect the correction of an error in those financial statements.” 25. Any error in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior-period adjustment by restating the prior-period financial statements.”

“Restatement requires that:

a. The cumulative effect of the error on periods prior to those presented shall be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented.

b. An offsetting adjustment, if any, shall be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period.

c. Financial statements for each individual prior period presented shall be adjusted to reflect correction of the period-specific effects of the error.”

“Disclosures:

26. When financial statements are restated to correct an error, the entity shall disclose that its previously issued financial statements have been restated, along with a description of the nature of the error. The entity also shall disclose the following:

a. The effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented

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b. The cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented.

SEC Staff Accounting Bulletin: No. 99 – Materiality (August 1999)

“The definition of “materiality” as applied to the preparation and audit of financial statements may be found in case law, accounting literature and the views of the staff of the SEC in Staff Accounting Bulletin No. 99 (“SAB 99”).”

“The U.S. Supreme Court addressed the definition of materiality in TSC Industries, Inc. v. Northway, Inc. 426 US 438 (1976). The court stated that in order for a fact to be material, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.”

“Accounting literature contains a similar standard. In FASB Statement of Financial Accounting Concepts No. 2 (1980), the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

“In 1999, the SEC released SAB 99, which sets forth the SEC staff’s view of the definition of materiality. In it, the staff states that SAB 99 is consistent with, and does not change, the Supreme Court’s definition or existing accounting literature on the definition of materiality. Rather, SAB 99 sets forth an analytical framework for analyzing materiality according to the Supreme Court’s “total mix” standard and FASB’s “surrounding circumstances” concept.”

“Both the Northway decision and the FASB Concepts No. 2 recognized that determining materiality is a complex judgment that cannot be made mechanically. SAB 99 favorably cites FASB Concepts No. 2, which states that “the predominant view is that materiality judgments can properly be made only by those who have all the facts. [FASB’s] present position is that no general standards of materiality could be formulated to take into account all of the considerations that enter into an experienced human judgment.” Likewise, the Supreme Court in Northway found that the determination of materiality was a complex mix of fact and law, stating:

In considering whether summary judgment is appropriate, we must bear in mind that the underlying objective facts, which will often be free from dispute, are merely the starting point for the ultimate determination of materiality. The determination requires delicate assessments of the inferences a “reasonable shareholder” would draw from a given set of facts and the significance of those inferences to him, and these assessments are peculiarly ones for the trier of fact.”

“SAB 99 does not seek to establish a mechanical test for determining materiality, but rather sets forth a framework for analyzing materiality that the SEC believes issuers must apply. Under SAB 99, this framework requires first the consideration of “quantitative” factors and, if the amounts are not deemed material, a further consideration of “qualitative” factors needs to be made. The first step of considering quantitative factors must be followed by a consideration of qualitative factors, because “as a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor’s attention could have a material effect on the financial statements.”

“SAB 99 refers to qualitative considerations as “the surrounding circumstances that inform an investor’s evaluation of financial statement entries.” SAB 99 sets forth certain qualitative considerations the SEC staff considers important. It is important to note that SAB 99 does not purport to set forth an exhaustive list of such factors, stating only that the listed considerations “may well render material a quantitatively small misstatement of a financial statement item…” It is also important to note that the application of the factors

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that are set forth in SAB 99 is not intended to supplant the materiality test set forth by the Supreme Court or in the existing FASB accounting literature.”

“The specific qualitative considerations set forth in SAB 99 are:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•	whether the misstatement masks a change in earnings or other trends

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•	whether the misstatement changes a loss into income or vice versa

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

•	whether the misstatement affects the registrant’s compliance with regulatory requirements

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

•	whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	whether the misstatement involves concealment of an unlawful transaction. “

SEC Staff Accounting Bulletin No. 108—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (September 2006)

The following are selected sentences/paragraphs from SAB 108:

“The staff believes a registrant’s materiality evaluation of an identified unadjusted error should quantify the effects of the identified unadjusted error on each financial statement and related financial statement disclosure.”

“The techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches.”

“The rollover approach, which is the approach used by the registrant in this example, quantifies a misstatement based on the amount of the error originating in the current year income statement.”

“The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination.”

“The staff does not believe the exclusive reliance on either the rollover or iron curtain approach appropriately quantifies all misstatements that could be material to users of financial statements.”

“The staff believes registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The staff believes that this can be accomplished by quantifying an error under both the rollover and iron curtain approaches as described above and by evaluating the error measured under each approach. Thus, a registrant’s financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors.”

Excerpts from Todd E. Hardiman’s remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments on December 12, 2006.

“First, a registrant that regularly has razor thin margins or net income is not what we mean when we refer to a registrant with a break-even year. Second, it may be difficult to objectively support that the most recently completed fiscal year is in fact a break even year, particularly when the evidence indicates that the registrant’s turnaround will involve multiple years or when there is no clear trend evident from the registrant’s historical earning.”

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“That evaluation should consider the effect of the individual error on each financial statement line item, including subtotals and totals, like gross profit and pretax income on the income statement and current assets and total liabilities on the balance sheet. If a registrant concludes that an individual error is material, irrespective of its effect when combined with other errors, they would need to restate their financial statements.”

“For quarterly financial statements, the question is this: do you compare the error to quarterly amounts, like quarterly income, or annual amounts like estimated annual income? I came to believe that such a singular focus runs the risk of appearing to boil materiality down to the mechanics of a simple ratio. And yet, we know the materiality concept encompasses much more than that ratio.”

“So at the outset, let me eliminate that risk by reiterating what you already know. Materiality judgments are not limited to quantitative comparisons, they also include qualitative considerations. And if the judgment of a reasonable person would have been changed or influenced by the omission or misstatement of information, then that omission or misstatement is material regardless of what ratio you may consider in reaching your materiality conclusion. Nothing in my remarks today changes that fact.”

“Materiality judgments are not limited to quantitative comparisons, they also include qualitative considerations. And if the judgment of a reasonable person would have been changed or influenced by the omission or misstatement of information, then that omission or misstatement is material regardless of what ratio you may consider in reaching your materiality conclusion. Nothing in my remarks today changes that fact.”

PWC DATALINE 2006-23: FREQUENTLY ASKED QUESTIONS REGARDING THE IMPLEMENTATION OF SEC STAFF ACCOUNTING BULLETIN NO. 108

“We understand that the SEC staff has concluded that the cumulative effect adjustment method of initially applying the guidance in SAB 108 is only available if one of the two conditions referred to below are present:

1.	The cumulative amount of the unadjusted errors as of the date of adoption (i.e., January 1, 2006 for a calendar year-end company) would have been material (under the dual approach) to the annual financial statements for the year immediately preceding the date of adoption (the year ended December 31, 2005 for a calendar year-end company). OR

2.	The effect of correcting the unadjusted errors during the year of adoption (e.g., during 2006 for a calendar year-end company) would cause those annual financial statements to be materially misstated (using the dual approach).

In other words, the use of the cumulative effect method of initially applying SAB 108 is not permitted if the amount of the adjustment would not have been material (under the dual method) to the annual financial statements for the year preceding the initial application of SAB 108 and its correction in the year of adoption would not materially misstate those financial statements (under the dual method). The cumulative effect method of initial application was not intended by the SEC staff as a method for correcting errors that would not be material (under the dual approach).

Note: It is important to remember that the use of the “cumulative effect” method of initially applying SAB 108 is conditioned on disclosure of the nature and amount of each individual amount being corrected in the cumulative adjustment as well as information about how and when each error included in the cumulative effect adjustment arose. We do not believe that the SEC staff would agree with a conclusion that detailed disclosure of the amounts included in the cumulative effect adjustment may be omitted based on the immateriality of the cumulative effect adjustment to the year of adoption.”

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Attachement A
SAB 99 Analysis	Current Year Impact on Results as Recorded
Q3 FY07	Positive/(Negative)
($ in millions)	(In millions except per share amounts)

	Q3 ‘07	Q2 ‘07	Q1 ‘07	2007	Q4 ‘06	Q3 ‘06	Q2 ‘06	Q1 ‘06	2006	Q4 ’05	Q3 ’05	Q2 ‘05	Q1 ‘05	2005	2004	2003	2002	Prior
Operating Income:

Recorded prior to Q1 FY07					1.3	(1.1)	(0.3)	(7.6)	(7.7)	(0.9)	(0.1)	2.5	(1.8)	(0.3)	1.3	1.4	1.0	4.2

Recorded in Q1 FY07
Pumps & Bassett E&O (GOGS)	—	—	(1.1)	(1.1)	1.1	—	—	0.0	1.1	—	—	—	—	—	—	—	—	—
Ottawa Restructuring (OPEX)	—	—	(0.4)	(0.4)	0.4	—	—	—	0.4	—	—	—	—	—	—	—	—	—
Shenzhen RMA (COGS)	—	—	(1.1)	(1.1)	(0.7)	1.4	0.1	0.2	1.0	0.1	—	—	—	0.1	—	—	—	—

Q1 07 Total	—	—	(2.6)	(2.6)	0.8	1.4	0.1	0.2	2.5	0.1	—	—	—	0.1	—	—	—	—

Recorded in Q2 FY07
CommTest AP accruals	—	1.5	(1.0)	0.5	(0.2)	(0.2)	(0.1)	—	(0.5)	—	—	—	—	—	—	—	—	—
OCLI AP accrual Fabrinet invoice	—	0.7	—	0.7	—	—	—	—	—	—	(0.7)	—	—	(0.7)	—	—	—	—
CM liability Hong Kong Hub	—	(0.6)	0.6	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
FAS 123R	—	(0.6)	0.4	(0.2)	0.2	—	—	—	0.2	—	—	—	—	—	—	—	—	—
Ottawa deferred rent	—	(0.3)	0.1	(0.2)	0.2	—	—	—	0.2	—	—	—	—	—	—	—	—	—
Lightwave retention bonus	—	(1.2)	—	(1.2)	0.1	0.3	0.3	0.3	1.0	0.2	—	—	—	0.2	—	—	—	—

Q2 07 Total	—	(0.5)	0.1	(0.4)	0.3	0.1	0.2	0.3	0.9	0.2	(0.7)	—	—	(0.5)	—	—	—	—

Recorded in Q3 FY07
Santa Rosa Sale & Leaseback - Land Balances	(0.4)			(0.4)			0.4		0.4					—	—	—	—	—
Cycle count adjustments sites 2300 & 2915	(0.6)		0.1	(0.5)	0.2	0.1	0.2		0.5					—	—	—	—	—

Q3 07 Total	(1.0)	—	0.1	(0.9)	0.2	0.1	0.6	—	0.9	—	—	—	—	—	—	—	—	—

GAAP Positive / (Negative) Impact on Operating Income	(1.0)	(0.5)	(2.4)	(3.9)	2.6	0.5	0.6	(7.1)	(3.4)	(0.6)	(0.8)	2.5	(1.8)	(0.7)	1.3	1.4	1.0	4.2

Net Loss:
Recorded prior to Q1 FY07					(1.3)	0.2	1.6	0.9	1.4	(18.8)	(1.4)	7.1	5.6	(7.5)	2.1	4.7	(0.5)

Recorded in Q2 of FY07
Ramar Acquisition notes Payable		1.1		1.1	(0.1)		(0.1)		(0.2)		(0.1)		(0.1)	(0.2)	(0.2)	(0.1)	(0.1)	(0.3)

GAAP Positive / (Negative) Impact on Net Loss	(1.0)	0.6	(2.4)	(2.8)	1.2	0.7	2.1	(6.2)	(2.2)	(19.4)	(2.3)	9.6	3.7	(8.4)	3.2	6.0	0.4	3.9

Non-GAAP Positive / (Negative) Impact on Net Loss.	(1.0)	0.1	(2.8)	(3.7)	2.6	0.0	(0.4)	(4.0)	(1.8)	(0.2)	(0.2)	2.4	(1.9)	0.1	1.0	1.2	0.8	0.0

GAAP Operating Income (Loss) - as reported	(24.4)	(15.5)	(36.7)	(76.6)	(64.6)	(39.0)	(49.2)	(95.2)	(248.0)	(125.4)	(45.2)	(46.8)	(32.4)	(249.8)	(180.8)	(900.7)	(8,284.0)
GAAP Operating Income (Loss) - adjusted	(23.4)	(15.0)	(34.3)	(72.7)	(67.2)	(39.5)	(49.8)	(88.1)	(244.6)	(124.8)	(44.4)	(49.3)	(30.6)	(249.1)	(182.1)	(902.1)	(8,285.0)
% of Operating Income (Loss)	4.1%	3.2%	6.5%	5.1%	4.0%	1.3%	1.2%	7.5%	1.4%	0.5%	1.8%	5.3%	5.6%	0.3%	0.7%	0.2%	0.0%

GAAP Net Income (Loss) - as reported	(14.2)	23.2	(17.4)	(8.4)	(45.8)	3.7	(42.1)	(67.0)	(151.2)	(145.7)	(38.6)	(41.0)	(36.0)	(261.3)	(115.5)	(933.8)	(8,738.3)
GAAP Net Income (Loss) - adjusted	(13.2)	22.6	(15.0)	(5.6)	(47.0)	3.0	(44.2)	(60.8)	(149.0)	(126.3)	(36.3)	(50.6)	(39.7)	(252.9)	(118.7)	(939.8)	(8,738.7)
% of Net Income (Loss)	7.0%	2.6%	13.8%	33.3%	2.6%	18.9%	5.0%	9.3%	1.5%	13.3%	6.0%	23.4%	10.3%	3.2%	2.8%	0.6%	0.0%

GAAP Net Income (Loss) per share- as reported	(0.07)	0.10	(0.08)	(0.05)	(0.22)	0.02	(0.20)	(0.34)	(0.74)	(0.80)	(0.21)	(0.23)	(0.20)	(1.45)	(0.64)	(5.26)	(52.00)
GAAP Net Income (Loss) per share - adjusted	(0.06)	0.10	(0.07)	(0.03)	(0.22)	0.01	(0.21)	(0.31)	(0.73)	(0.70)	(0.20)	(0.28)	(0.22)	(1.40)	(0.66)	(5.30)	(52.00)
Shares used	211.3	223.5	210.9	211.1	210.6	212.3	207.0	197.7	206.2	181.0	180.8	180.5	180.3	180.7	179.6	177.5	168.0
Non GAAP Net Income (Loss) - as reported	12.3	30.0	6.8	49.1	(2.1)	(2.8)	(3.5)	(15.4)	(23.8)	(21.8)	(23.5)	(28.6)	(14.1)	(88.0)	(58.1)	227.0	721.4
Non GAAP Net Income (Loss) - adjusted	13.3	29.9	9.6	52.8	(4.7)	(2.8)	(3.1)	(11.4)	(22.0)	(21.6)	(23.3)	(31.0)	(12.2)	(88.1)	(59.1)	225.8	720.6
% of Non GAAP Net Income (Loss)	8.1%	0.3%	41.2%	7.5%	123.8%	0.0%	11.4%	26.0%	7.6%	0.9%	0.9%	8.4%	13.5%	0.1%	1.7%	0.5%	0.1%

Non GAAP Net Income (Loss) per share- as reported	0.06	0.13	0.03	0.22	(0.01)	(0.01)	(0.02)	(0.08)	(0.12)	(0.12)	(0.13)	(0.16)	(0.08)	(0.49)	(0.32)	1.28	4.29
Non GAAP Net Income (Loss) per share - adjusted	0.06	0.13	0.04	0.24	(0.02)	(0.01)	(0.01)	(0.06)	(0.11)	(0.12)	(0.13)	(0.17)	(0.07)	(0.49)	(0.33)	1.27	4.29
Shares used	223.0	223.5	223.4	222.9	210.6	209.9	207.0	197.7	206.2	181.0	180.8	180.5	180.3	180.7	179.6	177.5	168.0

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